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             November 29, 2021

       Kay Neely
       Chief Financial Officer and Treasurer
       Sila Realty Trust, Inc.
       4890 West Kennedy Blvd.,
       Suite 650
       Tampa, FL 33609

                                                        Re: Sila Realty Trust,
Inc.
                                                            Form 8-K/A filed
July 23, 2021
                                                            Form 10-K filed
March 24, 2021
                                                            File No. 000-55435

       Dear Kay Neely:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




             Sincerely,


             Division of Corporation Finance

             Office of Real Estate & Construction